Exhibit 12.1

HCP, Inc.

RATIO OF EARNINGS TO FIXED CHARGES

and RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Nine Months Ended	Year ended December 31,
	September 30, 2012	2011 Pro Forma(1)	2011	2010	2009	2008	2007
		(In thousands, except ratios)
RATIO OF EARNINGS TO FIXED CHARGES

Fixed Charges:
Interest Expense and Debt Amortization:	$311,811	$427,259	$419,336	$288,657	$298,898	$349,313	$358,834
Rental Expense	4,812	6,235	6,186	5,939	6,039	6,008	8,151
Capitalized Interest	18,517	26,402	26,402	21,664	25,917	27,490	12,346

Fixed Charges	$335,140	$459,896	$451,924	$316,260	$330,854	$382,811	$379,331

Earnings:
Pretax Income from Continuing Operations before Noncontrolling Interest and Income from Equity Investees	$554,208	$591,742	$504,454	$387,797	$101,058	$228,785	$127,229
Add Back Fixed Charges	335,140	459,896	451,924	316,260	330,854	382,811	379,331
Add Distributed Income from Equity Investees	2,775	3,273	3,273	5,373	7,273	6,745	5,264
Less Capitalized Interest	(18,517)	(26,402)	(26,402)	(21,664)	(25,917)	(27,490)	(12,346)
Less Noncontrolling Interest from Subsidiaries without Fixed Charges	(9,740)	(16,466)	(16,466)	(15,517)	(13,049)	(17,996)	(20,110)

Total	$863,866	$1,012,043	$916,783	$672,249	$400,219	$572,855	$479,368

Ratio of Earnings to Fixed Charges	2.58	2.20	2.03	2.13	1.21	1.50	1.26

(1)         The unaudited pro forma condensed consolidated statement of income data used in the pro forma calculations for the year ended December 31, 2011 was prepared under the purchase method of accounting as if the acquisition of HCR Properties, Inc. (HCR PropCo.”) and the approximate 10% ownership interest in the operations of HCR ManorCare, Inc. had been completed on January 1, 2011.  We have included this information only for purposes of illustration, and it does not necessarily indicate what the ratios would have been if the acquisitions had actually been completed on that date.  Moreover, this information does not necessarily indicate what the future ratios of earnings to fixed charges will be.